SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    --------
                                    FORM 6-K
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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For April 21, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                   65th Floor
                              Bank of China Tower
                                One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



Form 20-F  X              Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                       No        X
           --------                 ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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                         LD 10-1 Oil Field Outperforms
                     Daily Production in A11 over 7,000 bbl

(Hong Kong, April 21, 2005) - CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") today announced that LD 10-1 oil field outperforms. One well, LD 10-1-A11, becomes the first well flowing more than 7,000 barrels of oil per day, which sets a new record in daily production of a well in independent fields of Bohai Bay.

LD 10-1-A11, with a pay zone of 238 feets, was drilled in a good location of the oil-bearing structure of LD 10-1. Its production increased steadily after commencement on March 29 and achieved a steady daily production of 7000 barrels currently.

22 wells will be put into production according to the overall development plan of LD 10-1. With 18 wells on line, LD 10-1 is producing now more than 28,000 barrels per day, which has outperformed the initial target.

A series of techniques in sand control, reservoir protection, perforation, etc. have been employed in the development of LD 10-1 field.

Mr. Liu Jian, Senior Vice President of the Company commented, "We are excited by the LD 10-1-A11, which sets a new record of our independent daily production per well in Bohai Bay. Meanwhile, this outperformance clearly demonstrates our execution capability to implement development projects."

LD 10-1 was discovered by CNOOC limited independently in 2002 and came on stream ahead of schedule in early 2005. At the end of 2004, 92.7 million barrels of oil reserves have been booked in LD4-2/5-2/10-1. LD 4-2 and LD 5-2 are expected to commence production in 2005. The total peak production of these three fields is planned at 39,500 bbl/d.


Ends

Notes to Editors:

CNOOC LIMITED - BACKGROUND

CNOOC Limited (the "Company", together with its subsidiaries, the "Group", "the Company" or "CNOOC") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in offshore oil and natural gas exploration, development, production and sales.

The Company has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest



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offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.

As at 31 December 2004, the Company owned net proved reserves of approximately
2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

The Group had 2,524 employees.

CNOOC LIMITED - Relationship with its parent company, CNOOC

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.
                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                              Name:  Cao Yunshi
                                              Title: Company Secretary

Dated: April 21, 2005